VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re: Dome Capital, LLC

Amendment No. 5 to Draft Offering Statement on Form 1-A

Submitted November 8, 2024

CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated November 22, 2024 with respect to the Company’s Amendment No. 5 to Draft Offering Statement on Form 1-A (CIK No. 0001988836), submitted on November 8, 2024; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the sixth amendment of the Offering Statement (the “Sixth Amendment”) containing changes made in response to the Staff’s comment and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Amendment No. 5 to Draft Offering Statement on Form 1-A

Cover Page

1.	We note your response to prior comment 2. We note that you will accept or reject a subscription within 15 days. However, we note that a closing will occur upon the earlier to occur of receiving the maximum offering, at the discretion of the manager, or at one week prior to 3 months of the offering commencing. We note that you still may not have sufficient funds to acquire the property at that time. Please provide clear disclosure what will occur if you do not achieve the maximum offering amount for a particular series by the time of the closing of the series offering. Please clarify whether the company could terminate an offering without a closing, even though it has accepted subscriptions. In this regard, we again note it is unclear how this offering is a no minimum offering in light of these terms. Please also reconcile the terminations, as you reference two different dates, and one of those dates appears to be the same as the time period for closings.

Company’s Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on the Cover Page and pages 7, 25 and 28 of the Sixth Amendment to address the Staff’s concerns.

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

By:	/s/ Rajiv Radia
Rajiv Radia

Enclosure

cc: Dome Capital, LLC